

Mail Stop 7010

December 19, 2007

Via U.S. mail and facsimile

Mr. Kent W. Hackamack
Vice President of Finance and Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

> **RE: Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-12936**

Dear Mr. Hackamack:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

2. We note your discussion of segment results beginning on page 22. Please revise to provide a more comprehensive analysis of segment operating results for each segment, including a discussion of gross profit, and selling, general and administrative expenses. Please also consider including a table in your segment MD&A showing the operating results of each segment, including corporate, that reconciles to your consolidated results.

Corporate Expenses, page 23

3. It appears from your discussion on page F-29 that total corporate expenses amounted to $39.2 million in 2005, not $24.0 million as disclosed on page 23. Please revise your comparison of 2006 to 2005 by also discussing the Dyneer legal charge of $15.2 million that was recorded in 2005.

Liquidity and Capital Resources, page 27

4. Please revise to provide a more robust analysis of the reasons for changes in your operating, investing and financing cash flows. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

Contractual Obligations, page 29

5. We note from your disclosures on page F-20 that you are obligated to pay royalty fees under a license agreement with The Goodyear Tire & Rubber Company. It appears that these fees may not be included in your contractual obligations table on page 29. If not already disclosed, please revise to include these payments in your contractual obligations table. Please also revise your contractual obligations to disclose the assumptions used to calculated payments required by this agreement.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

6. We note the line item titled "other, net" which constituted approximately 80% of your net cash used for operating activities for the year ended December 31, 2006. It appears that you may be netting cash flows related to other assets and other liabilities in your operating activities, which is not appropriate. Please revise to present cash flows related to deferred charges and other assets separate from those related to deferred credits and other liabilities. Please also revise to include separate line items for items that are individually significant to net cash used in operating activities. See SFAS 95.

Note 2 – Acquisitions, page F-13

7. Please revise to disclose the conditions under which the subsequent payment of $9 million is due and the estimated timing of this payment. If not already disclosed, please also revise to include this payment in your contractual obligations table on page 29.

Note 8 – Investment in Titan Europe, page F-16

8. Please confirm to us that you do not have the ability to exercise significant influence over Titan Europe Plc through means other than 20% ownership. Indicators of the ability to exercise significant influence include representation on the board of directors, participation in the policy making process, material intercompany transactions, and/or Titan's Europe's dependence on Titan International, Inc. Refer to paragraph 17 of APB 18.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief